UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. ________)*
Grote Molen, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001
(Title of Class of Securities)
39927Q 100
(CUSIP Number)
John Bluher
1-844-509-6899
10615 Professional Circle, Suite 201
Reno, NV 89521
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)
February 22, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39927Q 100	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Graham
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC Blackridge Technology Holdings
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,137,947
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 5,137,947
	10.	SHARED DISPOSITIVE POWER 00,000

11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,137,947(1)

(1) Includes 637,947 shares of common stock issuable upon conversion of 63,795 shares of preferred stock, and 960,000 shares of common stock issuable upon exercise of options

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 39927Q 100	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.
Common Stock $0.001 par value
Grote Molen, Inc.
10615 Professional Circle, Suite 201
Reno, NV 89521

Item 2.  Identity and Background.
Robert Graham is the Chief Executive Officer, President, and a Director of Grote Molen, Inc. following its reorganization with Blackridge Technology Holdings.
Robert Graham is a US citizen whose address is 10615 Professional Circle, Suite 201, Reno, NV 89521.
Robert Graham has not during the past 5 years been convicted in any criminal proceeding.
Robert Graham has not during the past 5 years been subject to a civil or judicial proceeding as a result of which he/it was or is subject to a judgment or final order enjoining violations of the securities laws or finding any violation of such laws.
Item 3.  Source or Amount of Funds or Other Consideration.
Robert Graham was granted 3,540,000 shares of common stock, 63,795 shares of preferred stock convertible into 637,947 shares of common stock, and options to purchase 960,000 shares of common stock in Grote Molen, Inc. in exchange for his shares of BlackRidge Technology Holdings ("BlackRidge") upon the closing of the company's Reorganization Agreement which closed on February 22, 2017
Item 4.  Purpose of Transaction.
 The reporting person acquired the securities for investment
Item 5.  Interest in Securities of the Issuer.
A.	The following information is for each of Sandor Capital Master Fund and John Lemak, its General Partner.

Amount: 5,137,947
Percentage: 22.0%

B.	Sole Voting Power: 5,137,947
Shared Voting Power: 0
Sole Dispositive Power: 5,137,947
Shared Dispositive Power: 0

C
Robert Graham has during the last sixty days acquired securities through the exchange of his shares in Blackridge Technology Holdings as follows: (i) on February 22, 2017, 3,540,000 shares of common stock from the issuer in exchange for equal shares owned in BlackRidge, 63,795 share of preferred stock from the issuer in exchange for 637,947 preferred shares in Blackridge, and 960,000 options to purchase one share each of common stock from the issuer in exchange for equal options owned in BlackRidge.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Robert Graham is the Chief Executive Officer, President, and a Director of Grote Molen, Inc.
Item 7.  Material to Be Filed as Exhibits.
None

CUSIP No. 39927Q 100	13D	Page 4 of 4 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
/s/ Robert Graham Robert Graham

March 3, 2017 Date